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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                           SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. _____)*

                       PALMER WIRELESS, INC.
                          (Name of Issuer)


         Class A Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            697033-10-8
                          (CUSIP Number)

                       Peter G. Samuels, Esq.
                       c/o Proskauer Rose LLP
                            1585 Broadway
                      New York, New York 10036
                           (212) 969-3000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                            June 18, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [  ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D
CUSIP No. 697033-10-8

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

     Price Communications Corporation
     13-2991700

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

NUMBER OF                 SOLE VOTING POWER           896,600
SHARES
BENEFICIALLY              SHARED VOTING POWER         0
OWNED BY
EACH                      SOLE DISPOSITIVE POWER      896,600
REPORTING
PERSON WITH               SHARED DISPOSITIVE POWER     0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     896,600

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.7%

14   TYPE OF REPORTING PERSON*
     CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION

Item 1.   Security and Issuer

     This Statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Palmer Wireless, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 12800 University Drive, Fort Myers, Florida 33907.

Item 2.   Identity and Background

     This Statement is being filed by Price Communications Corporation (the "Corporation"), a New York corporation. The principal business of the Corporation is the management and operation of communications-related properties. The address of the Corporation's principal business and principal office is 45 Rockefeller Plaza, Suite 3200, New York, New York 10020.

     The name, business address, present principal occupation and citizenship of each executive officer and director of the Corporation are set forth in Exhibit 1 hereto, which is incorporated herein by reference.

     During the last five years, neither the Corporation nor, to the best of the knowledge of the Corporation, any of its executive officers or directors or any person controlling the Corporation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The 896,600 shares of Class A Common Stock of the Issuer currently beneficially owned by the Corporation (the "Shares") were purchased on behalf of the Corporation in increments in open market transactions using the working capital of the Corporation. The aggregate purchase price paid for the Shares was $13,991,884. The Corporation may also from time to time to acquire additional shares of Common Stock of the Issuer either in open market or in private transactions or otherwise for cash or securities.

     The Corporation intends to acquire pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 23, 1997 by and among the Corporation, Price Communications Wireless, Inc. ("PCW"), which was formerly known as Price Communications Cellular Merger Corp., and the Issuer, the remaining issued and outstanding shares of Common Stock of the Issuer for a purchase price of $17.50 per share in cash and outstanding options and rights under employee and director stock purchase plans(the "Acquisition"). A copy of the Merger Agreement is attached as Exhibit 3 hereto, which is incorporated herein by reference.

     It is expected that the purchase price for the Acquisition will be funded in part through the incurrence of bank debt and the issuance of notes (certain of which are expected to be issued as units with warrants to purchase the Corporation's common stock),and through an equity contribution by the Corporation to PCW. In addition, at the effective time of the Merger, it is expected that the Issuer's Fort Myers, Florida Metropolitan Statistical Area will be sold (the "Fort Myers Sale"), which will generate proceeds to the Corporation of approximately $166.3 million. The proceeds of the Fort Myers Sale will be used to fund a portion of purchase price for the Acquisition.

Item 4.   Purpose of Transaction

     The purpose of the purchase by the Corporation of the Shares, any future acquisitions of shares of Common Stock of the Issuer and the Acquisition is to acquire all of the outstanding capital stock and options of the Issuer. Until the consummation of the Acquisition, the Corporation may from time to time acquire additional shares of Common Stock of the Issuer either in open market or in private transactions or otherwise for cash or securities or dispose of all or a portion of the shares of Common Stock of the Issuer that it presently owns or hereafter may acquire. The Corporation retains the right to amend or modify the terms of the Merger Agreement or to terminate the Merger Agreement at any time subject to terms and conditions set forth therein.

     Pursuant to the Merger Agreement, PCW will merge with and into the Issuer (the "Merger") with the Issuer as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, Robert Price, as the present sole director of PCW, is expected to be appointed as the initial sole director of the Surviving Corporation. In addition, the Common Stock of the Issuer will cease to be authorized to be quoted on the NASDAQ Stock Market and will be become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. At the effective time of the Merger, it is anticipated that PCW will engage in the Fort Myers Sale.

     Except as set forth in this Item 4, neither the Corporation nor, to the best knowledge of the Corporation, any of its executive officers or directors, has any present plans or proposals with respect to the Issuer (although it reserves the right to develop any such plans or proposals) that relate to or that could result in any of the actions specified in clauses (e) through (g) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

     (a) As of the date of this Statement, the Corporation beneficially owns 896,600 shares or 11.7% of the outstanding Class A Common Stock of the Issuer (based on the number of outstanding shares of Class A Common Stock, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996).

     (b) As of the date of this Statement, the Corporation has the sole power to vote and dispose of 896,600 shares of Class A
Common Stock of the Issuer.

     (c) Certain information with respect to all transactions in the Shares effected by the Corporation during the past 60 days is set forth in Exhibit 2 hereto, which is incorporated herein by reference. To the best knowledge of the Corporation, no executive officer or director of the Corporation has effected any transactions in the Shares during the past 60 days.

     (d) No person other than the Corporation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Corporation.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     As stated above, the Corporation, the Issuer and PCW have entered into a Merger Agreement pursuant to which PCW will merge with and into the Issuer with the Issuer as the surviving corporation.

     Concurrently with the execution of the Merger Agreement, the Corporation and Palmer Communications Incorporated ("PCI"), which is the majority shareholder of the Issuer, entered into a Voting Agreement (the "Voting Agreement") pursuant to which PCI has agreed to vote its shares of Common Stock of the Issuer in favor of the Merger and the Corporation has been granted an option to purchase such shares in certain circumstances. A copy of the Voting Agreement is attached as Exhibit 4 hereto, which is incorporated herein by reference.

     Except as set forth in this Item 6, neither the Corporation nor, to the best knowledge of the Corporation, any of the executive officers and directors of the Corporation, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits

     1. The name, business address, present principal occupation and citizenship of each executive officer and director of the Corporation are set forth in Exhibit 1 hereto.

     2.       Certain information with respect to all
transactions in the Shares effected by the Corporation during the past 60 days is set forth in Exhibit 2 hereto.

     3.       Plan and Agreement of Merger, dated as of May 23,
1997 by and among the Corporation, the Issuer and Price
Communications Cellular Merger Corp., whose name has been changed to "Price Communications Wireless, Inc.", is filed as Exhibit 3 hereto.

     4. Voting Agreement, dated as of May 23, 1997 by and between the Corporation and Palmer Communications Incorporated, is filed as Exhibit 4 hereto.


                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 1, 1997                    /s/ Robert Price
                                       Robert Price, as President
                                       and Chief Executive
                                       Officer and Director of
                                       Price Communications
                                       Corporation.

                        EXHIBIT INDEX

Exhibit Number   Description              Sequential Page Number

1                Name, business address,                    8
                 present principal occupation
                 and citizenship of each
                 executive officer and
                 director of the Corporation

2                Certain information with respect            9
                 to all transactions in the Shares
                 effected by the Corporation
                 during the past 60 days

3                Plan and Agreement of Merger,               10
                 dated as of May 23, 1997 by and
                 among the Corporation, the Issuer
                 and Price Communications Cellular
                 Merger Corp., whose name has been
                 changed to "Price Communications
                 Wireless, Inc."

4                Voting Agreement, dated as of               47
                 May 23, 1997 by and between the
                 Corporation and Palmer Communications
                 Incorporated.